EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE
FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Fixed charges	$203,734	$235,521	$106,909	$44,939	$58,924	$164,994
Preferred stock dividends	15,192	20,256	20,256	20,259	20,273	20,362

Combined fixed charges and preferred stock dividends	$218,926	$255,777	$127,165	$65,198	$79,197	$185,356

Fixed charges	$203,734	$235,521	$106,909	$44,939	$58,924	$164,994
Income from continuing operations	8,853	3,843	17,195	39,869	58,666	95,246

	$212,587	$239,364	$124,104	$84,808	$117,590	$260,240

Ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends				1.30:1	1.48:1	1.40:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends	$6,339	$16,413	$3,061